UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Fossil Group, Inc.

(exact name of registrant as specified in its charter)

Delaware	0-19848	75-2018595
(State or other jurisdiction of	(Commission	(I.R.S. Employer
incorporation or organization)	File Number)	Identification No.)

901. S. Central Expressway
Richardson, Texas	75080
(Address of principal executive	(Zip Code)
offices)

Christopher King: (972) 234-2525

(Name and number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period in which the information in this form applies:

☒     Rule 13p-1 under the Securities and Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 — Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

We are filing the Form SD and Conflict Minerals Report in accordance with Rule 13p-1 under the Securities and Exchange Act.

Item 1.02 Exhibit

Conflict Minerals Report http: //www.fossilgroup.com/responsibility/conflict-minerals-disclosure/

Conflict Minerals Policy http: //www.fossilgroup.com/responsibility/conflict-minerals-policy/

Section 2 — Exhibits

Item 2.01 Exhibits

Exhibit 1.01 Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Fossil Group, Inc.

(Registrant)

By:	/s/ Dennis R. Secor	May 29, 2015
Dennis R. Secor
Executive Vice President and
Chief Financial Officer